

January 21, 2015

<u>Via E-mail</u>
Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II
Hsinchu Science Park
Hsinchu City, Taiwan
Republic of China

> **Re:** **United Microelectronics Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 18, 2014**
> **File No. 1-15128**

Dear Mr. Liu:

We refer you to our comment letter dated December 22, 2014 regarding possible business contacts with Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peter Courture
        Senior Vice President and General Counsel
        United Microelectronics Corporation

        Amanda Ravitz
        Assistant Director
        Division of Corporation Finance